Bronx_Form 6k Sept 20 2006 Exhibit 99.1 (Material Change Report)

Form 51-102F3

Material Change Report

.

1.

Name and Address of Company

Bronx Ventures Inc.

#100 – 1255 West Pender Street

Vancouver, B.C.  V6E 2V1

2.

Date of Material Change

September 20, 2006.

3.

News Release

News release was issued on September 20, 2006 and disseminated via Stock Watch and Bay Street News pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

Vancouver, British Columbia, September 20, 2006 – BRONX VENTURES INC. (“Bronx”) wishes to announce that it has entered into an Option Agreement with Colt Capital Corp. (“Colt”), a company related by common directors, whereby Colt has the right to acquire a 50% undivided interest, subject to a 1½ % NSR Royalty payable to an arm’s length party, in the Extra High Property by incurring exploration expenditures of $240,000 on the Extra High Property by no later than February 28, 2007 and by making cash payments totaling $133,770 by no later than March 26, 2007.

5.

Full Description of Material Change

Symbol:BRXVF.OTC Bulletin Board

Vancouver, British Columbia, September 20, 2006 – BRONX VENTURES INC. (“Bronx”) wishes to announce that it has entered into an Option Agreement with Colt Capital Corp. (“Colt”), a company related by common directors, whereby Colt has the right to acquire a 50% undivided interest, subject to a 1½ % NSR Royalty payable to an arm’s length party, in the Extra High Property by incurring exploration expenditures of $240,000 on the Extra High Property by no later than February 28, 2007 and by making cash payments totaling $133,770 by no later than March 26, 2007.  Upon Colt earning its 50% undivided interest in the Extra High Property, both Colt and Bronx shall thereafter equally contribute to all future exploration costs.  If any party fails to contribute its share of future exploration costs, then its respective interest will be diluted on a straight line basis.  If any party’s interest is diluted to less than a 10% interest, then that party’s interest in the Extra High Property will be converted into a 0.5% net smelter returns royalty.

51-102F3

Bronx Ventures Inc.

September 20, 2006

The Extra High Property, consisting of a total area of approximately 1,074 hectares, is located on Samatosum Mountain, immediately south of the formerly producing Samatosum Mine, 60 km northeast of Kamloops, British Columbia.  Previous exploration programs on the Extra High Property by Bronx and other parties have revealed important concentrations of Gold, Silver, Copper, Lead and Zinc in a zone of mineralization called the K7 zone.

On Behalf of the Board of

Bronx Ventures Inc.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

For more information contact:

Bedo H. Kalpakian
Phone: (604) 681-1519
Email: bedo@bronxventures.com

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519.

9.

 Date of Report

This report is dated the 20th day of September, 2006.

51-102F3

Bronx Ventures Inc.

September 20, 2006